SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 19, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on March 19, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 March 2008
ING nominates Harish Manwani, Aman Mehta, Joan Spero and Jackson Tai as new members of the Supervisory Board
ING Group will propose to the 2008 Annual General Meeting of Shareholders (AGM) the appointment of four new members to the Supervisory Board: Harish Manwani, Aman Mehta, Joan Spero and Jackson Tai. The AGM will be held on Tuesday 22 April 2008. Upon decision by the AGM, the appointments will be effective as of that date. The proposed appointments have all been approved by the Dutch Central Bank.
Harish Manwani (1953, Indian) is currently President Asia, Africa, Central & Eastern Europe of Unilever, and non-executive chairman of Hindustan Unilever Ltd. His nomination is based on his experience in senior management positions with a listed multinational company and his extensive international marketing experience.
Aman Mehta (1946, Indian) was CEO of Hongkong & Shanghai Banking Corporation in Hong Kong until 2003, a position he has held for five years. He is currently non-executive director in the board of various international companies including Tata Consultancy Services, Jet Airways and PCCW. His nomination is based on his experience as a CEO of an international financial institution, his in-depth understanding of the financial markets and his close connections within Asia.
Joan Spero (1944, American) was Under Secretary Economic Business and Agricultural Affairs in the US State Department from 1993 until 1997. Prior to this, she was Executive Vice-President Corporate Affairs and Communications of American Express Company. She is currently non-executive director of IBM Corporation. Her nomination is based on her knowledge and experience in the field of international economic policy and relations as well as her experience in senior management positions with a large financial institution.
Jackson Tai (1950, American) was Vice Chairman and CEO of DBS Group Holdings until 2007. Prior to his eight years service with DBS in Singapore, he served 25 years with J.P. Morgan & Co. as a managing director in the Investment Banking Division, holding senior management positions in New York, Tokyo and San Francisco.  His nomination is based on his international experience and on his in-depth understanding of the US and Asian financial markets.
These nominations stem from ING’s ambition to align the composition of the Supervisory Board with the nature and culture of the global business of ING and the various social and economical connections in which ING is engaged.
Mrs Luella Gross Goldberg will retire from the Supervisory Board after the AGM. Eric Bourdais de Charbonniere will be proposed for reappointment to the Supervisory Board at the AGM.
Wim Kok would retire from the Supervisory Board, reaching the age of 70 in 2008. However, having been appointed chairman of the Audit Committee, he will remain in office one extra year.
-mf-

Additional information on the composition of the Supervisory Board of ING Group is included in ING’s Annual Report that was published today on www.ing.com
Press enquiries
Peter Jong
ING Group
+31 20 5415457
Peter.Jong@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 125,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: March 19, 2008